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                                                                                                                   Exhibit 12.1

                                                      COMPUTATION OF RATIOS

Tha ratio of earnings to fixed charges for the periods indicated below were as follows:



                               (Predecessor) (The Company)                                                Twenty-Eight Twenty-Eight
                               January 1, to  July 24, to                  52 Weeks Ended                 Weeks Ended  Weeks Ended
                               ----------------------------------------------------------------------------------------------------
                                  July 23,     August 28,  August 27, August 26,  August 24,   August 30,   March 14,   March 14,
                                    1993        1993        1994        1995       1996(a)        1997        1997        1998
                               ----------------------------------------------------------------------------------------------------
                                                                     (Dollars in Thousands)

Ratio of earnings to fixed
  charges                           1.88         --            --        --            --          1.09        --          1.07

Deficiency in the coverage
  of fixed charges by earnings       --        $1,185        $2,985     $20,617       $2,651       --        $620          --

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For purposes of calculating the above ratios, earnings are defined as income before income taxes and extraordinary items, plus fixed charges. Fixed charges consists of interest expenses on all indebtedness, amortization of deferred financing costs, and one-third of rental expenses on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. The ratio of earnings to fixed charges equals earnings divided by fixed charges.